Exhibit 99.1

Sierra Metals Reports Consolidated Financial Results for the First Quarter Of 2020

CONFERENCE CALL MAY 14, 2020 AT 10:30 AM (EDT)

(All $ figures reported in USD)

  Adjusted EBITDA of $16.1 million in Q1 2020 increased from $12.0 million in Q1 2019
  Operating cash flows before movements in working capital of $15.7 million in Q1 2020 increased from $11.8 million in Q1 2019
  Revenue from metals payable of $55.6 million in Q1 2020 increased from $49.2 million in Q1 2019 as higher throughput was partially offset by lower realized metal prices
  Q1 2020 consolidated production includes 11.8 million pounds of copper, a 52% increase; 0.9 million ounces of silver, a 37% increase; 21.6 million pounds of zinc, a 32% increase; 9.1 million pounds of lead, a 31% increase; and 3,657 ounces of gold, an 84% increase respectively, compared to Q1 2019
  Copper represents 40% of Sierra Metals’ revenue in Q1 2020; the Company is trending towards copper as our main product as a percentage of revenue and as a percentage of Net Smelter Returns; silver and zinc each represent 20% of revenues
  Record quarterly throughput at the Bolivar Mine in Mexico
  Mexico has deemed mining an essential service on May 13, 2020, effective May 18, 2020, allowing for the normalization of mining operations
  $36.9 million of cash and cash equivalents as at March 31, 2020
  Shareholder conference call to be held Thursday, May 14, 2020, at 10:30 AM (EDT)

TORONTO--(BUSINESS WIRE)--May 13, 2020--Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) (“Sierra Metals” or “the Company”) today reported revenue of $55.6 million and adjusted EBITDA of $16.1 million on the throughput of 740,698 tonnes and metal production of 31.2 million copper equivalent pounds or 4.8 million silver equivalent ounces, or 84.5 million zinc equivalent pounds for the three month period ended March 31, 2020.

Despite the decline in metal prices, the Company has continued to be successful in maintaining positive operating cash flow generation from its existing operations in order to fund required capital expenditures and maintain liquidity.

The Yauricocha Mine achieved 22% higher throughput in Q1 2020 compared to Q1 2019, despite 15 days lost production realized in March due to the COVID-19 related state of emergency announced by the Peruvian Government. Continuing its strong operational performance during Q1 2020, the Mine realized a 30% increase in copper equivalent production or a 52% increase in zinc equivalent metal production compared to Q1 2019. Cash costs per copper equivalent payable pound decreased 7%, whereas cash costs per zinc equivalent payable pound decreased by 20%. AISC per copper equivalent payable pound increased by 13%, whereas AISC per zinc equivalent payable pound decreased by 4% as compared to Q1 2019.

The Company achieved record quarterly throughput from the Bolivar Mine, continuing the successful production increases realized quarter over quarter during 2019. The Bolivar Mine processed a record 377,562 tonnes in Q1 2020, representing a 43% increase over Q1 2019. The increase in throughput combined with higher grades and higher recoveries, except for a 6% decrease in gold recoveries, resulted in an 80% increase in copper equivalent pounds produced during Q1 2020 as compared to Q1 2019. Cash costs and AISC per copper equivalent payable pound decreased by 44% and 48%, respectively, as compared to Q1 2019.

The Cusi Mine achieved 9% higher throughput and produced 28% higher silver equivalent production as compared to Q1 2019.

Consolidated production of silver increased 37% to 0.9 million ounces, copper increased 52% to 11.8 million pounds, lead increased 31% to 9.1 million pounds, zinc increased 32% to 21.6 million pounds, and gold increased 84% to 3,657 ounces compared to Q1 2019.

Due to the government-imposed lockdown announced on March 31, 2020, the Cusi mine was placed under care and maintenance. Consequently, the anticipated NI 43-101 is expected to be delayed.

Igor Gonzales, President, and CEO of Sierra Metals stated: “I am proud of the achievements the Company and its respective Mine teams have had in the first quarter. Including excellent production results at the Bolivar Mine, where we continue to ramp up production towards the 5,000 tpd level and realize much lower costs. Additionally, we had a good quarter at Yauricocha, where even though we had a loss of 15 days production due to the COVID-19 pandemic, we still had solid production. Thanks in part to running the mill at higher throughput levels, until the state of emergency was declared in Q1. Additionally, the Mine had a large stockpile of ore, which we were able to continue processing during the work stoppage with a smaller workforce. The strong production throughput resulted in lower costs again this quarter at Yauricocha, and we reported respectable revenues and adjusted EBITDA, despite a challenging metal price environment and high treatment and refining costs for zinc. Finally, Cusi had challenging quarter as the mine caught-up on mine development. In 2019, Cusi had a ground subsidence event that required the mine to leave a 16-meter pillar in a high-grade zone with completed mine development. This pillar sterilized this zone and required Cusi to invest in additional mine development to reach deeper high-grade mineralization at Santa Rosa de Lima.

"Looking ahead, we face several uncertainties due to the COVID-19 pandemic, including implications to production from the work stoppages and the effect of lower metals prices. While Mexico has now deemed mining an essential service effective May 18, 2020, we will start to ramp up at Bolivar where we had been maintaining an essential services crew. At Yauricocha, we continue to maintain an essential services crew and expect to ramp-up back to normal levels as quickly and efficiently as possible once the Government mandated suspensions are lifted. We do have the flexibility at Yauricocha to run the operations at higher throughput levels, which will help us to recover some of the lost production and we also have some flexibility also at Bolivar. Additionally, we continue to be optimistic that we will still receive the required permits to increase output at Yauricocha to the 3,600 tpd level this year, even though permitting in Peru was placed on hold by the Government during the state of emergency. We expect we will continue to ramp up Bolivar to the 5,000 tpd level by year-end and start a Preliminary Economic Assessment to determine further production increases past the 5,000 tpd level based on the recently reported significant mineral resource increase at Bolivar. At Cusi, the Mine remains in care and maintenance for now and management continues to evaluate the best path forward for Cusi to complete needed development and to reach throughput targets.”

He continued, “Sierra Metals’ balance sheet remains strong with the liquidity needed to meet our operational and growth expenditure requirements. The Company is on-track for further growth in 2020 and beyond and still has many robust production and mineral resource growth opportunities. While we may be preserving cash and protecting the balance sheet during these unknown times, once things return to a more normal state, we will again make prudent investments to improve our existing assets and develop new opportunities.”

The following table displays selected financial and operational information for the three months ended March 31, 2020:

	Three Months Ended
(In thousands of dollars, except per share and cash cost amounts, consolidated figures unless noted otherwise)	March 31, 2020	March 31, 2019
Operating
Ore Processed / Tonnes Milled	740,698	568,401
Silver Ounces Produced (000's)	948	691
Copper Pounds Produced (000's)	11,775	7,732
Lead Pounds Produced (000's)	9,079	6,954
Zinc Pounds Produced (000's)	21,646	16,421
Gold Ounces Produced	3,657	1,986
Copper Equivalent Pounds Produced (000's)[1]	31,170	21,767
Zinc Equivalent Pounds Produced (000's)[1]	84,467	50,562
Silver Equivalent Ounces Produced (000's)[1]	4,751	3,988

Cash Cost per Tonne Processed	$46.73	$51.77
Cost of sales per AgEqOz	$11.24	$8.48
Cash Cost per AgEqOz[2]	$8.43	$8.30
AISC per AgEqOz[2]	$14.71	$13.71
Cost of sales per CuEqLb[2]	$1.72	$1.55
Cash Cost per CuEqLb[2]	$1.29	$1.52
AISC per CuEqLb[2]	$2.25	$2.51
Cost of sales per ZnEqLb[2]	$0.63	$0.67
Cash Cost per ZnEqLb[2]	$0.47	$0.66
AISC per ZnEqLb[2]	$0.83	$1.08

Cash Cost per ZnEqLb (Yauricocha)[2]	$0.43	$0.54
AISC per ZnEqLb (Yauricocha)[2]	$0.82	$0.85
Cash Cost per CuEqLb (Bolivar)[2]	$1.15	$2.04
AISC per CuEqLb (Bolivar)[2]	$1.85	$3.59
Cash Cost per AgEqOz (Cusi)[2]	$22.62	$16.53
AISC per AgEqOz (Cusi)[2]	$30.00	$30.57
Financial
Revenues	$55,558	$49,180
Adjusted EBITDA[2]	$16,074	$12,041
Operating cash flows before movements in working capital	$15,710	$11,804
Adjusted net income (loss) attributable to shareholders[2]	$1,210	$886
Net (loss) attributable to shareholders	$(1,869)	$(1,724)
Cash and cash equivalents	$36,915	$23,937
Working capital	$49,193	$(19,795)

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2020 were calculated using the following realized prices: $16.57/oz Ag, $2.53/lb Cu, $0.93/lb Zn, $0.80/lb Pb, $1,585/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2019 were calculated using the following realized prices: $15.57/oz Ag, $2.85/lb Cu, $1.23/lb Zn, $0.94/lb Pb, $1,305/oz Au.

(2) This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

The following table displays average realized metal prices information for the three months ended March 31, 2020, vs March 31, 2019:

Average realized prices (in US$)				% increase/ (decrease)
		Q1 2020	Q1 2019
Zinc	$/lb	0.93	1.23	(24%)
Lead	$/lb	0.80	0.94	(15%)
Copper	$/lb	2.53	2.85	(11%)
Silver	$/oz	16.57	15.57	6%
Gold	$/oz	1,585	1,305	21%

Q1 2020 Financial Highlights

Revenue from metals payable of $55.6 million in Q1 2020 increased by 13% from $49.2 million in Q1 2019. The increase in revenues was largely due to higher mill throughput and grades at all sites as compared to the same quarter last year. Revenues were negatively impacted though by the lower realized base-metal prices and a 92% increase in the treatment and refining costs for all metals.

Yauricocha’s cash cost per zinc equivalent payable pound was $0.43 (Q1 2019 - $0.54), and AISC per zinc equivalent payable pound of $0.82 (Q1 2019 - $0.85). AISC per zinc equivalent payable pound for Q1 2020 decreased as compared to Q1 2019, as the 46% increase in zinc equivalent pounds sold more than offset the impact of the increase in treatment and refining charges and higher sustaining capital costs.

The Yauricocha Mine is trending towards copper as our main product as a percentage of revenue and, as a percentage of Net Smelter Royalty. As such, we are also reporting copper figures in addition to zinc in this press release. Yauricocha’s cash cost per copper equivalent payable pound was $1.17 (Q1 2019 - $1.26), and AISC per copper equivalent payable pound of $2.24 (Q1 2019 - $1.97). AISC per copper equivalent payable pound for Q1 2020 increased as compared to Q1 2019, as the 24% increase in copper equivalent pounds sold could not offset the impact the higher treatment and refining charges and higher sustaining capital costs.

Bolivar’s cash cost per copper equivalent payable pound was $1.15 (Q1 2019 - $2.04), and AISC per copper equivalent payable pound was $1.85 (Q1 2019 - $3.59) for Q1 2020 as compared to Q1 2019. The decrease in unit costs at Bolivar was driven by the 43% increase in mill throughput and higher grades, resulting in higher metal production and sales. AISC per copper equivalent payable pound during Q1 2020 decreased largely due to the combined impact of 78% higher copper equivalent pounds sold and 70% lower sustaining capital.

Cusi’s cash cost per silver equivalent payable ounce was $22.62 (Q1 2019 - $16.53), and AISC per silver equivalent payable ounce was $30.00 (Q1 2019 - $30.57) for Q1 2020 as compared to Q1 2019. Operating costs were higher at Cusi due to development costs resulting from the subsidence activity in 2019 and due to the write-off of stockpiles and concentrate inventory at quarter-end.

Adjusted EBITDA(1) of $16.1 million for Q1 2020 increased compared to $12.0 million in Q1 2019. The increase in adjusted EBITDA in Q1 2020 resulted from higher revenues and lower operating costs per tonne at the Yauricocha and Bolivar mine.

Cash flow generated from operations before movements in working capital of $15.7 million for Q1 2020 increased compared to $11.8 million in Q1 2019. The increase in operating cash flow is mainly the result of higher consolidated revenues generated and higher gross margins realized at Bolivar.

Net income (loss) attributable to shareholders for Q1 2020 was $(1.9) million (Q1 2019: $(1.7) million) or $(0.01) per share (basic and diluted) (Q1 2019: $(0.01).

Adjusted net income attributable to shareholders (1) of $1.2 million, or $0.01 per share, for Q1 2020 as compared to the adjusted net income of $0.9 million, or $0.01 per share for Q1 2019.

Cash and cash equivalents of $36.9 million and working capital of $49.2 million as at March 31, 2020 compared to $43.0 million and $49.9 million, respectively, at the end of 2019. Cash and cash equivalents have decreased by $6.1 million during Q1 2020 due to $11.3 million of capital expenditures and interest payment of $1.3 million partially offset by $6.5 million of operating cash flows after working capital adjustments and taxes.

(1) This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

Exploration Update

Peru:

During Q1 2020, the Company continued its diamond drilling surface exploration programs at Doña Leona and El Paso. At Doña Leona, 3 holes for a total of 2,015 meters and at El Paso, 4 holes for a total of 1,330 meters were drilled with the aim of exploring the anomalies of the geophysics performed in 2017 using Titan-24methodolgy. Additionally, drilling began at Victoria where one hole of 654 meters was drilled. Surface explorations programs were suspended in mid-March due to the COVID-19 related state of emergency imposed by the Peruvian Government.

Definition Drilling continued in the following areas in Q1 2020:

Esperanza (Level 1070 Central Mine Zone): 12 holes totaling 1,367 meters to provide more certainty to the resources existing on 16th and 8th floor of level 1120.

Esperanza North (Level 1070 Central Mine Zone): 9 holes totaling 946 meters to provide more certainty to the resources existing on 16th and 8th floor of level 1120.

Catas (1170 Level Central Mine Zone): 3 holes totaling 356 meters to provide greater certainty for the continuity of the orebody on the 16th floor of the 1170 level.

Cuye (1170 Level Central): 5 holes totaling 1,047 meters to provide more certainty to the resources existing below the 970 level of the Mine.

Rosaura (1070 Level Central): 1 hole totaling 84 meters to provide more certainty provide for the continuity of the orebody on the 16th floor of the 1120 level.

Karlita (970 Level Cachi Cachi Mine): 3 holes totaling 489 meters to provide more certainty to the resources existing below the 970 level of the Mine.

Escondida (970 Level Cachi Cachi Mine): 8 holes totaling 1,034 meters to confirm the continuity of mineralization of the orebody.

Mexico:

Bolivar

At Bolivar during Q1 2020, 8,048 meters were drilled from the surface as well as diamond drilling within the Mine. Surface exploration drilling included 4,046 meters drilled in the Bolivar West - NW extension area and 1,746 meters in the “Gallo Inferior” (“La Montura” Area) encountering skarn intersections with mineralization. Additionally, infill drilling of 2,256 meters was completed in the Bolivar West zone.

Cusi

During Q1 2020 the Company completed 1,235 meters of infill drilling to support the development of the Santa Rosa de Lima vein. In addition, 937 meters of surface drilling was performed to test geophysical anomalies derived from the study of the Mexican Geological Survey to seek information on the reasons for the subsidence.

Covid-19 Update and Suspended Guidance

The Peruvian Government has extended its state of emergency lockdowns until May 24, 2020, however economic activities in the country can begin ramping up; this includes open-pit mining. The Company’s management team is optimistic that underground mines will be granted permission to ramp up as well soon. Mexico extended its sanitation emergency lockdowns until May 30, 2020, however, the Mexican Government declared mining an essential service, effective May 18, 2020. With that, the Bolivar Mine will begin ramping up operations. Our primary goal is to facilitate a ramp up back to normal levels as quickly and efficiently as possible. Our Cusi employees remain at home during this time, and the Mine remains in care and maintenance.

The Company continues to focus on the health, safety, and wellbeing of its workforce. A smaller workforce continues to be retained at Yauricocha to oversee the critical aspects of the operations. Employees are screened, tested and quarantined before being allowed to join the active workforce at both the Yauricocha and Bolivar Mines. They also continue to be monitored daily while working at the mines. At Yauricocha, one positive case was detected during the screening process as well as a potentially positive case, both employees were sent back to their hometowns and referred for medical treatment. Both their families have also been offered to test. The Company is doing everything it can to protect its employees and take care of their families while protecting our active workforces to prevent any labour disruptions at the mines.

The Company remains confident in the longer-term outlook for its major commodities, however global economic uncertainty and COVID-19 have had a significant negative effect on the metal prices in the first quarter and subsequently. The extent and duration of impacts that the pandemic may have on demand and prices for the Company’s commodities, on Company’s suppliers and its employees and on global financial markets is not known at this time but could be both material and protracted. As a result, the Company has suspended all previously issued 2020 annual guidance. The overall effect on the Company’s business will depend on how quickly its sites can safely return to normal operations, and on the duration of impacts on its customers and markets for its products, all of which are unknown at this time. The resumption of normal operating activities is highly dependent on the progression of the pandemic and the success of measures taken to prevent transmission, which will influence when health and government authorities remove various restrictions on business activities.

Conference Call and Webcast

Sierra Metals’ senior management will host a conference call on Thursday, May 14, 2020, at 10:30 AM (EDT) to discuss the Company’s financial and operating results for the three months ended March 31, 2020.

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website:

https://event.on24.com/wcc/r/2160543/B050E77CFB33EC8C5A5E8F0F04AFAC75

The webcast, along with presentation slides, will be archived for 180 days on www.sierrametals.com.

Via phone:

For those who prefer to listen by phone, dial-in instructions are below. To ensure your participation, please call approximately five minutes before the scheduled start time of the call.

Participant Number (Toll-Free North America): (833) 245-9659
Participant Number (Toll-Free Peru): 0800-71-476
Participant Number (International): +1 (647) 689-4231
Conference ID: 1845958

Qualified Persons

All technical production data contained in this news release has been reviewed and approved by:

Americo Zuzunaga, FAusIMM (CP Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM (CP Metallurgist) and Vice President Special Projects and Metallurgy and a chartered professional qualifying as a Competent Person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is a diversified Canadian mining company focused on the production and development of precious and base metals from its polymetallic Yauricocha Mine in Peru, and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company’s Common Shares trade on the Toronto Stock Exchange and the Bolsa de Valores de Lima under the symbol “SMT” and on the NYSE American Exchange under the symbol “SMTS”.

For further information regarding Sierra Metals, please visit www.sierrametals.com.

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Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian and U.S. securities laws related to the Company (collectively, “forward-looking information”). Forward-looking information includes, but is not limited to, statements with respect to the Company’s operations, including anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading “Risk Factors” in our Annual Information Form dated March 30, 2020 in respect of the year ended December 31, 2019 and other risks identified in the Company’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above is not exhaustive of the factors that may affect any of the Company’s forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company’s statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Mike McAllister
V.P., Investor Relations
Sierra Metals Inc.
+1 (416) 366-7777
Email: info@sierrametals.com

Ed Guimaraes
CFO
Sierra Metals Inc.
+1(416) 366-7777

Igor Gonzales
President & CEO
Sierra Metals Inc.
+1(416) 366-7777